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                                                                     Exhibit 8.1


                      [LETTERHEAD OF MILLER & CHEVALIER]


USX Corporation
600 Grant Street
Pittsburgh, PA 15219-4776

USX Capital Trust I
600 Grant Street
Pittsburgh, PA 15219-4776


       Re: USX Capital Trust I -- Trust Convertible Preferred Securities

Dear Sir or Madam:


      We have reviewed the registration statement on Form S-4 dated as filed with the Securities and Exchange Commission on March 14, 1997 (the "Prospectus"), describing USX Corporation's offer to exchange Trust Convertible Preferred Securities of USX Capital Trust I (the "Trust Convertible Preferred Securities") for 6.50% Cumulative Convertible Preferred Stock of USX Corporation.

      This will confirm our opinions that (1) USX Capital Trust I (the "Trust") will be treated as a "grantor trust" for federal income tax purposes under existing law, and (2) although the matter is not free from doubt, the USX Convertible Debentures issued to the Trust will be classified for federal income tax purposes as indebtedness of USX under current law. It is further our opinion that the consequences described under the heading "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS" in the Prospectus are the material United States federal income tax consequences of the acquisition by exchange, ownership, and disposition of the Trust Convertible Preferred Securities under present law and that the descriptions contained under that heading are fair, complete, and accurate in all material respects. Our opinions are subject to the qualifications stated in the first paragraph under that heading.

      We consent to the references to us and this opinion in the Prospectus.


                                  Very truly yours,

                                  MILLER & CHEVALIER, CHARTERED


                                         /s/ Thomas W. Mahoney, Jr.
                                  By:_________________________________